[LETTERHEAD OF LORD BISSELL & BROOK LLP]

February 10, 2005	David R. Decker 213.687.6778 Fax: 213.341.6778 ddecker@lordbissell.com

VIA EDGAR and FEDERAL EXPRESS

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

RE:	CardioVascular BioTherapeutics, Inc.
Amendment No. 5 to Registration Statement on Form S-1
Registration No. 333-119199

Ladies and Gentlemen:

Enclosed for filing on behalf of CardioVascular BioTherapeutics, Inc., Amendment No. 5 to the Registrant’s Registration Statement on Form S-1. A copy of the manually signed amendment will be maintained on file at the Registrant for five years. In order to assist the Division of Corporation Finance’s review of Amendment No. 5, we wish to provide the following responses to comments raised in the Staff letter, dated February 10, 2005, from Jeffrey Reidler, Assistant Director, to Daniel C. Montano, Chief Executive Officer of the Registrant.

The balance of this letter is organized in accordance with captions set forth in Mr. Reidler’s letter. By overnight courier, we are also providing five courtesy copies of the Amendment marked to show changes. The location of the responses to the comments will be annotated in the margin of the courtesy copies of the Amendment. Unless otherwise noted, all page references are to pages contained in the Prospectus which is a part of the Amendment. Use of “we” or “our” in the responses to comments refers to the Registrant.

If you are not an institutional investor, you may purchase our securities . . ., page 18

1.	We note this risk factor lists the states your stock will be offered in as “[New York, Florida and _______________].” Similar disclosure appears on page 66. Please complete this list of states prior to effectiveness.

This amendment contains the completed information requested at pages 18 and 66.

[LETTERHEAD OF LORD BISSELL & BROOK LLP]

Securities and Exchange Commission

February 10, 2005

Executive Compensation, page 52

2.	Please revise to provide updated information regarding executive compensation, option/warrant grants, and options. SARs exercises for the year ended December 31, 2004. Please note, you should continue to include the information for the year ended December 31, 2003

We have revised the executive compensation table and the option disclosures on pages 52 and 53 to include 2004 information.

This Amendment No. 5 is fully responsive to the Staff’s comments. We look forward to your prompt review of the Amendment. If it would expedite your process, we would be happy to take comments by telephone. In separate correspondence, the Company and First Dunbar Securities Corporation are requesting acceleration of the effectiveness of the Registration Statement to 9:01 a.m., Eastern Time, February 11, 2005. In that regard, we will appreciate the Staff’s efforts to accommodate our acceleration request.

Please feel free to contact the undersigned at 213-687-6778 (ddecker@lordbissell.com) with questions or suggestions.

Sincerely,

David R. Decker

cc:	Daniel C. Montano, CardioVascular BioTherapeutics, Inc.
Mickael A. Flaa, CardioVascular BioTherapeutics, Inc.
Kristine Lefebvre, Lord Bissell & Brook, LLP
Kenneth Koch, Esq., Mintz Levin Cohn Ferris Glovsky and Popeo, P.C.
Jeffrey Schultz, Esq., Mintz Levin Cohn Ferris Glovsky and Popeo, P.C.